Exhibit 99.4

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Canadian Small Arms Replacement Program
Brisbane, Australia — 1 July, 2011: Metal Storm Limited.
Metal Storm Limited was advised today that Defence Canada has published material that identifies Metal Storm technology as a key component of the Canadian Small Arms Replacement Program.
The Company has not been advised directly by Defence Canada of this information, but in accordance with its continuous disclosure obligations the Company is disclosing the published material to the market as soon as it has become aware of it. The Company will be seeking more information and will advise the market further once it has received this.
The presentation, entitled “S&T Support to the Canadian Small Arms Replacement Program”, was published by Defence Research & Development Canada to attendees at the NDIA International Infantry & Joint Services Small Arms Symposium, Exhibition and Firing Demonstration in Indianapolis, IN, USA from 23 to 26 May, 2011.
The presentation identifies the Soldier Integrated Precision Effects System (SIPES) Technology Demonstration Project, which is labelled as being financed.
The presentation identifies (on Slide 8), five different concepts for the physical layout of the SIPES Integrated Infantry Combat Weapon (ICW). On the same slide it states the following:
“Secondary effects module (shotgun, programmable ammunition of different calibers), for all options based on Metal Storm technology”
The full presentation can be accessed using the following link:
http://www.dtic.mil/ndia/2011smallarms/wednesdayweapons12482harris.pdf
Note that the Company advised the market on January 18, 2010 that Metal Storm Inc. (MSI) had supplied three MAUL™ 12-gauge weapons to Defence Research & Development Canada for evaluation purposes.
The Company will provide further advice when it is received.
ENDS

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.